Exhibit 99.1

2020 Annual Report and Notice of Annual General Meeting

Hong Kong, Shanghai, & Florham Park, NJ: Friday, March 26, 2021: Hutchison China MediTech Limited (“HUTCHMED”) (Nasdaq/AIM: HCM) today announces that its 2020 Annual Report together with the Notice of Annual General Meeting and the Form of Proxy (“AGM Materials”) have been posted to Shareholders of HUTCHMED (“Shareholders”).  The documents can be accessed from the HUTCHMED website (www.hutch-med.com).

The 2021 Annual General Meeting (“AGM”) will be held at the Conference Room, 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong on Wednesday, April 28, 2021 at 6:00 pm Hong Kong Time (11:00 am London Time; 6:00 am Eastern Time).

To safeguard the health and safety of Shareholders, HUTCHMED encourages Shareholders to: (i) attend the AGM online and vote by means of electronic facilities; or (ii) exercise their right to vote at the AGM by appointing the Chairman of the AGM as their proxy instead of attending the AGM in person.  Shareholders will be able to view a live webcast of the AGM through the website of the Company at https://www.hutch-med.com/event/. Along with the AGM Materials, all registered Shareholders will also receive a letter containing log in details and information on how to access the webcast.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has advanced ten cancer drug candidates from discovery into clinical studies around the world and has an extensive commercial infrastructure in its home market of China.  For more information, please visit: www.hutch-med.com.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500